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                                                                       EXHIBIT 5


SUNTRUST ROBINSON HUMPHREY
                           CAPITAL MARKETS
A DIVISION OF SUNTRUST CAPITAL MARKETS, INC.


August 17, 2001

The Lincoln Company, LLC
c/o Tom James Company
745 5th Avenue
Suite 1508
New York, NY  10151

Attention:  Mr. Spencer Hays

Re:  Arrangement of Senior Facilities and Junior Capital to be Utilized in the
       Possible Acquisition and recapitalization of Hartmarx Corporation

Dear Spencer:

         In February 2000, SunTrust Bank and SunTrust Equitable Securities Corporation (now named SunTrust Capital Markets, Inc.) reviewed with you the prospects of financing the acquisition of Hartmarx Corporation (the "Target"). As a result of our preliminary discussion and initial due diligence with respect to this proposed transaction (the "Acquisition"), we provided to you on February 23, 2000 a summary of indicative terms and conditions that represented a financing structure we were prepared to consider in support of your interest in the Acquisition, subject to additional due diligence regarding the Target. We reaffirm today our interest in arranging financing for the currently proposed transaction.

         Based on the prospective purchase price range that you have indicated in your offer to the Target and subject to our being able to complete due diligence regarding the Target's assets and operations, we believe that credit facilities with initial funding of up to approximately $212,000,000 may be arranged. Once our due diligence and credit approval have been successfully completed, which we expect can be done in an efficient and expeditious manner, we may then issue a formal commitment to provide the proposed financing.

         The borrowing base for a revolving credit facility would be subject to market advance rates on eligible asset categories that would be determined after review and audit of the Target. In addition to senior secured credit facilities, we have discussed with you placing senior subordinated notes to complement your and your investment partners' equity contributions to complete the Acquisition funding requirements.

         Terms and pricing for all credit facilities would be indicative of market conditions at the time of issuance of all respective commitment letters.


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         Spencer, we value the long-standing relationship that our organization has enjoyed with you over the past nineteen years and are anxious to once again support you in this strategic endeavor.

Warmest regards,

/s/ Gregory N. Waters                             /s/ E. Donald Besch, Jr.

Gregory N. Waters                                 E. Donald Besch, Jr.
Managing Director                                 Director
SunTrust Capital Markets, Inc.                    SunTrust Bank
Syndicated Finance


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